                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                            CHAPARRAL RESOURCES, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.10 Per Share
                         (Title of Class of Securities)

                                    159420207
                                 (CUSIP Number)

                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 10, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e),(f) or (g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen Holding Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [x]
                                                            (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
     11,104,107 (includes 2,578,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     11,104,107 (includes 2,578,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,104,107 (includes 2,578,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [x]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.37%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
          HC
==============================================================================

                                 SCHEDULE 13D

-------------------
CUSIP No. 159420207
-------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [x]
                                                            (b)  [ ]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS
     WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
     11,104,107 (includes 2,578,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
     0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     11,104,107 (includes 2,578,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     0
---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,104,107 (includes 2,578,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                               [x]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.37%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
          CO, BD
==============================================================================

                                AMENDMENT NO. 2
                                    TO THE
                                 SCHEDULE 13D

          The Reporting Persons hereby amend their Schedule 13D relating to the common stock, par value $0.10 per share (the "Common Stock"), of Chaparral Resources, Inc. (the "Issuer"), to report an acquisition of warrants to purchase 975,000 shares of Common Stock in connection with a bridge financing as further described below, as well as the purchase of 923,000 shares of Common Stock.

            The Reporting Persons note that the Issuer's outstanding shares increased significantly due to issuances through private placement of the Issuer's Common Stock for which shares were issued in April and July, 1998.

Item 3.   Source and Amount of Funds or Other Consideration

          ACI was issued 975,000 warrants to purchase shares of the Issuer's Common Stock at $3.50 per share in connection with a Warrant Certificate and a Subordinated Loan Agreement (the "Subordinated Loan") (copies of which are attached hereto as Exhibits B and C) dated June 4, 1998. The source of funds for the Subordinated Loan and for all other transactions reported herein was working capital.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on September 4, 1998, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate 11,104,107 shares of the Issuer's Common Stock which constitutes 18.37% of the outstanding shares (based upon the number of shares that were reported to be outstanding in the Issuer's Report on Form 10-Q as of August 19, 1998).

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.                 11,104,107(1)(2)(3)(4)        18.37%
-----------------------------------------------------------------------------
Allen & Company Incorporated       11,104,107(1)(2)(3)           18.37%
---------------------------------------------------------------------------
==============================================================================

(1) Includes 2,578,720 shares underlying warrants to purchase shares of the Issuer's Common Stock.
(2) Does not include certain shares owned directly by certain officers and stockholders of ACI and AHI with respect to which ACI and AHI disclaim beneficial ownership. Certain officers and stockholders of AHI and ACI may be deemed to beneficially own certain shares of the Issuer's Common Stock reported to be beneficially owned directly by ACI and AHI.
(3)  Excludes shares held in ACI's market maker account.
(4)  Represents shares owned by ACI, a wholly-owned subsidiary of AHI.

          (b) AHI owns 100% of the outstanding stock of ACI, and so may be deemed to beneficially own the shares which ACI owns as reported in Item 5(a) herein.

          (c) On 9/10/98, ACI purchased an aggregate of 923,000 Shares in a privately negotiated transaction at a price of $0.76 per share. Other than the shares purchased in connection with the transactions described herein, or in connection with ACI's capacity as a market maker, no trades were made by ACI or AHI for their own account in the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

          (a) Pursuant to a Warrant Certificate dated June 4, 1998, a copy of which is attached hereto as Exhibit B, ACI purchased 975,000 warrants to purchase shares of Common Stock. Each warrant entitles ACI to purchase one share of Common Stock for a purchase price of $3.50 per share (subject to customary anti-dilution protections contained in the Warrant Certificate) at any time before November 25, 2002.

          (b) Pursuant to a Subordinated Loan Agreement dated June 4, 1998, a copy of which is attached hereto as Exhibit C, ACI and a director of the Issuer agreed to loan $1,000,000 to the Issuer in exchange for certain Subordinated Promissory Notes and the Warrant Certificate described in Subsection (a) above. Such loan was made to assist the Issuer in meeting its immediate financial needs. ACI's portion of the Subordinated Loan was fully repaid by the Issuer on August 5, 1998.

Item 7.   Material to be filed as Exhibits

               Exhibit A --   Directors and Executive Offices of Allen Holding
                              Inc. and Allen & Company Incorporated.

               Exhibit B --   Warrant Certificate


               Exhibit C --   Subordinated Loan Agreement with Form of
                              Promissory Note

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 1998


ALLEN HOLDING INC.


     By:  /s/ Gaetano J. Casillo
----------------------------------------
          Gaetano J. Casillo
          Vice President

ALLEN & COMPANY INCORPORATED


     By:  /s/ Gaetano J. Casillo
----------------------------------------
          Gaetano J. Casillo
          Vice President
123454

                              EXHIBIT A

          OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED

                                        Principal Occupation
                     Business           (i.e., Position with
     Name xx         Address            Allen & Company Incorporated)

Herbert A. Allen        x               President, Managing Director,
                                        Director, Chief Executive Officer

Herbert A. Allen III    x               Vice President, Director

Grace Allen             x               Director

Eran S. Ashany          x               Vice President, Director

Jonathan S. Bean        x               Vice President, Director

Edmund M. Bleich        x               Vice President

Denise Calvo-Silver     x               Vice President, Director

Dominick J. Cantalupo   x               Co-Chief Operations Officer,
                                        Vice President

Marvyn Carton           x               Director - Emeritus

Gaetano J. Casillo      x               Chief Compliance Officer,
                                        Vice President

Robert H. Cosgriff      x               Chief Administrative Officer,
                                        Executive Vice President,
                                        Managing Director, Director

Richard M. Crooks, Jr.  x               Director

Thalia V. Crooks        x               Vice President, Director

Mary L. Cullen          x               Vice President, Secretary, Director

Robert Dean             x               Vice President - Elect

Orin F. Devereux        x               Vice President, Director

Daniel Englander        x               Vice President - Elect

                                        Principal Occupation
                     Business           (i.e., Position with
Name xx              Address            Allen & Company Incorporated)



Howard M. Felson        x               Assistant Secretary, Vice President

Anthony J. Ferrante     x               Treasurer

Richard Fields          x               Executive Vice President, Managing
                                        Director, Director

Paul A. Gould           x               Executive Vice President, Managing
                                        Director, Director

John G. Hall            x               Vice President, Director

Daniel P. Harley        x               Vice President

John H. Josephson       x               Vice President, Director

Clarke R. Keough         x              Vice President, Director

Donald R. Keough        x               Chairman of the Board, Managing
                                        Director, Director

Kaveh A. Khosrowshahi   x               Vice President, Director

Neal Kopp               x               Vice President

Irwin H. Kramer         x               Executive Vice President,
                                        Managing Director, Director

Terry Allen Kramer      x               Director

Suzanne G. Kucera       x               Vice President, Director

Robert J. Kurz          x               Vice President

William F. Leimkuhler   x               Assistant Secretary, Vice President,
                                        General Counsel

LeRoy Kim               x               Vice President - Elect

Jonathan Lipton         x               Vice President - Elect

Jeffrey J. Logan        x               Vice President - Elect


                                        Principal Occupation
                     Business           (i.e., Position with
Name xx              Address            Allen & Company Incorporated)

Dan W. Lufkin           x               Special Advisor to the Board of
                                        Directors

Ellen F. Lynch          x               Vice President

Robert A. Mackie        x               Executive Vice President,
                                        Managing Director, Director

James C. Maiden, Jr.    x               Vice President

Terence C. McCarthy     x               Co-Chief Operations Officer,
                                        Vice President

Robert C. Miller        x               Vice President, Director

Terrence Morris         x               Vice President - Elect

Brian J. Murphy         x               Vice President, Director

Louis J. Mustacchio     x               Vice President

Walter T. O'Hara, Jr.   x               Executive Vice President, Managing
                                        Director, Director

Nancy B. Peretsman      x               Executive Vice President, Managing
                                        Director, Director

Patrick S. Perry        x               Vice President, Director

Pamela M. Plager        x               Vice President, Director

Eugene Protash          x               Vice President, Assistant Secretary

James W. Quinn          x               Director, Vice President, Assistant
                                        Secretary

Philip D. Scaturro      x               Executive Vice President, Managing
                                        Director, Director

John A. Schneider       x               Executive Vice President, Managing
                                        Director, Director

Enrique F. Senior       x               Executive Vice President, Managing
                                        Director, Director



                                        Principal Occupation
                     Business           (i.e., Position with
Name xx              Address            Allen & Company Incorporated)

Stanley S. Shuman       x               Executive Vice President, Managing
                                        Director, Director

John M. Simon           x               Executive Vice President, Managing
                                        Director, Director

Daniel Selmonosky       x               Vice President, Director

Ian G. Smith            x               Vice President - Elect

Dennis J. Warfield      x               Vice President, Chief Information
                                        Officer

Kim M. Weiland          x               Executive Vice President, Managing
                                        Director, Director, Chief Financial
                                        Officer

Edward D. Weinberger    x               Vice President, Director

Harold M. Wit           x               Executive Vice President, Managing
                                        Director, Director



x         711 Fifth Avenue, New York, New York 10022-3194.

xx        All the Executive Officers and Directors of Allen & Company

          Incorporated are U.S. citizens unless otherwise indicated.

                            OFFICERS AND DIRECTORS
                             OF ALLEN HOLDING INC.



                                        Principal Occupation
                     Business           (i.e., Position with
Name xx              Address            Allen & Company Incorporated)

Herbert A. Allen        x               President, Managing Director,
                                        Director, Chief Executive Officer

Herbert A. Allen, III   x               Vice President, Director

Grace Allen             x               Director

Eran S. Ashany          x               Vice President

Jonathan S. Bean        x               Vice President - Elect

Robert E. Beers         x               Vice President - Elect

Edmund M. Bleich        x               Vice President

Denise Calvo-Silver     x               Vice President, Director

Dominick J. Cantalupo   x               Co-Chief Operations Officer, Vice
                                        President

Marvyn Carton           x               Director - Emeritus

Gaetano J. Casillo      x               Chief Compliance Officer, Vice
                                        President

Robert H. Cosgriff      x               Chief Administrative Officer,
Executive                               Vice President, Managing Director,
                                        Director

Richard M. Crooks, Jr.  x               Director

Thalia V. Crooks        x               Vice President, Director

Mary L. Cullen          x               Vice President, Secretary, Director

Robert Dean             x               Vice President - Elect

Orin F. Devereux        x               Vice President, Director


                                        Principal Occupation
                     Business           (i.e., Position with
Name xx              Address            Allen & Company Incorporated)

Daniel Englander        x               Vice President, - Elect

Howard M. Felson        x               Assistant Secretary, Vice President

Anthony J. Ferrante     x               Treasurer

Richard L. Fields       x               Executive Vice President, Managing
                                        Director, Director Executive Vice
                                        President, Managing Director, Director

John G. Hall            x               Vice President - Elect, Director

Daniel P. Harley        x               Vice President

John H. Josephson       x               Vice President, Director

Donald R. Keough        x               Chairman, Director

Clarke R. Keough        x               Vice President, Director

Kaveh A. Khosrowshahi   x               Vice President, Director

Neal Kopp               x               Vice President

Irwin H. Kramer         x               Executive Vice President, Managing
                                        Director, Director

Terry Allen Kramer      x               Director

Suzanne G. Kucera       x               Vice President, Director

Robert J. Kurz          x               Vice President

William F. Leimkuhler   x               Assistant Secretary, Vice President,
                                        General Counsel

LeRoy Kim               x               Vice President - Elect

Jonathan Lipton         x               Vice President - Elect

Jeffrey J. Logan        x               Vice President - Elect



                                        Principal Occupation
                     Business           (i.e., Position with
Name xx              Address            Allen & Company Incorporated)


Dan W. Lufkin           x               Special Advisor to the Board of
                                        Directors

Ellen F. Lynch          x               Vice President

Robert A. Mackie        x               Executive Vice President, Managing
                                        Director, Director

James C. Maiden, Jr.    x               Vice President

Terence C. McCarthy     x               Co-Chief Operations Officer, Vice
                                        President, Vice President - Elect,
                                        Director

Robert C. Miller        x               Vice President, Director

Terrence Morris         x               Vice President - Elect

Brian J. Murphy         x               Vice President, Director

Louis J. Mustacchio     x               Vice President

Walter T. O'Hara        x               Executive Vice President, Managing
                                        Director, Director

Nancy B. Peretsman      x               Executive Vice President, Managing
                                        Director, Director

Patrick S. Perry        x               Vice President, Director

Pamela M. Plager        x               Vice President, Director

Eugene Protash          x               Assistant Secretary, Vice President

James W. Quinn          x               Vice President, Assistant Secretary,
                                        Director

Philip D. Scaturro      x               Executive Vice President, Managing
                                        Director, Director

John A. Schneider       x               Executive Vice President, Managing
                                        Director, Director



                                        Principal Occupation
                     Business           (i.e., Position with
Name xx              Address            Allen & Company Incorporated)

Daniel Selmonosky       x               Vice President, Director

Enrique F. Senior       x               Executive Vice President, Managing
                                        Director, Director

Stanley S. Shuman       x               Executive Vice President, Managing
                                        Director, Director

John M. Simon           x               Executive Vice President, Managing
                                        Director, Director

Ian G. Smith            x               Vice President - Elect

Dennis J. Warfield      x               Vice President, Chief Information
                                        Officer

Kim M. Weiland          x               Vice President, Director, Chief
                                        Financial Officer

Edward D. Weinberger    x               Vice President, Director

Harold M. Wit           x               Executive Vice President, Managing
                                        Director, Director





x         711 Fifth Avenue, New York, New York 10022-3194.

xx All the Executive Officers and Directors of Allen Holding, Inc. are U.S. citizens unless otherwise indicated.

     THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE LAWS OF ANY STATE. THEY MAY NOT BE SOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

                                                       975,000 Warrants

                          CHAPARRAL RESOURCES, INC.
                            WARRANT CERTIFICATE

          This warrant certificate ("Warrant Certificate") certifies that for value received Allen & Company Incorporated or registered assigns (the "Holder") is the owner of the number of warrants specified above, each of which entitles the Holder thereof to purchase, at any time on or before the Expiration Date (hereinafter defined), one fully paid and non-assessable share of Common Stock, $.10 par value ("Common Stock"), of Chaparral Resources, Inc., a Colorado corporation (the "Company"), for the Purchase Price (defined in Paragraph 1 below) in lawful money of the United States of America (subject to adjustment as hereinafter provided).

          1.  Warrant; Purchase Price

          This Warrant shall entitle the Holder initially to purchase 975,000 shares of Common Stock of the Company, and the purchase price payable upon exercise of the Warrant (the "Purchase Price") shall be $3.50 per share of Common Stock. The Purchase Price and number of shares of Common Stock issuable upon exercise of this Warrant are subject to adjustment as provided in Article 6 hereof. The shares of Common Stock issuable upon exercise of the Warrant (and/or other shares of common stock so issuable by reason of any adjustments pursuant to Article 6) are sometimes referred to herein as the "Warrant Shares".

          2.  Exercise; Expiration Date

          2.1 The Warrant is exercisable, at the option of the Holder, in whole or in part at any time and from time to time after the Exercisability Date and on or before the Expiration Date, upon surrender of this Warrant Certificate to the Company together with a duly completed Notice of Exercise, in the form attached hereto as Exhibit A, and payment of the Purchase Price. In the case of exercise of less than the entire Warrant represented by this Warrant Certificate, the Company shall cancel the Warrant Certificate upon the surrender thereof and shall execute and deliver a new Warrant Certificate for the balance of such Warrant.

          2.2 The term "Exercisability Date" shall mean (i) with respect to 195,000 Warrants, the date of this Warrant Certificate, and (ii) with respect to 780,000 Warrants, the date that is 31 days after the date of this Warrant Certificate, provided, however, that if within 30 days of the date of this Warrant Certificate the Company has prepaid all of the outstanding principal and interest under the loan made pursuant to that certain Subordinated Loan Agreement dated June 4, 1998 among the Company, the initial Holder of this

Warrant and the other lenders party thereto, the Exercisability Date with respect to such 780,000 Warrants shall not occur, and such Warrants shall not become exercisable thereafter. The term "Expiration Date" shall mean 5:00 p.m. New York time on November 25, 2002, or if such day shall in the State of New York be a holiday or a day on which banks are authorized to close, then 5:00 p.m. New York time the next following day which in the State of New York is not a holiday or a day on which banks are authorized to close.

          3.  Registration and Transfer on Company Books

          3.1 The Company shall maintain books for the registration and transfer of the Warrant and the registration and transfer of the Warrant Shares.

          3.2 Prior to due presentment for registration of transfer of this Warrant Certificate, or the Warrant Shares, the Company may deem and treat the registered Holder as the absolute owner thereof.

          4.  Reservation of Shares

          The Company covenants that it will at all times reserve and keep available out of its authorized capital stock, solely for the purpose of issue upon exercise of the Warrant, such number of shares of capital stock as shall then be issuable upon the exercise of all outstanding Warrant. The Company covenants that all shares of capital stock which shall be issuable upon exercise of the Warrant shall be duly and validly issued and fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof, and that upon issuance such shares shall be listed on each national securities exchange, if any, on which the other shares of such outstanding capital stock of the Company are then listed.

          5.  Loss or Mutilation

          Upon receipt by the Company of reasonable evidence of the ownership of and the loss, theft, destruction or mutilation of any Warrant Certificate and, in the case of loss, theft or destruction, of indemnity reasonably satisfactory to the Company, or, in the case of mutilation, upon surrender and cancellation of the mutilated Warrant Certificate, the Company shall execute and deliver in lieu thereof a new Warrant Certificate representing an equal number of Warrant Shares.

          6.  Adjustment of Purchase Price and Number of
              Shares Deliverable

          6.1 The number of Warrant Shares purchasable upon the exercise of the Warrant and the Purchase Price with respect to the Warrant Shares shall be subject to adjustment as follows:

          (a) In case the Company shall (i) declare a dividend or make a distribution on its Common Stock payable in shares of its capital stock, (ii) subdivide its outstanding shares of Common Stock through stock split or otherwise, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue by reclassification of its of Common Stock (including any reclassification in connection with a consolidation or merger in which the Company is the continuing corporation) other securities of the Company, the number and/or nature of Warrant Shares purchasable upon exercise of the Warrant immediately prior thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of Warrant Shares or other securities of the Company which he would have owned or have been entitled to receive after the happening of any of the events described above, had such Warrant been exercised immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this paragraph (a) shall become effective retroactively as of the record date of such event.

          (b) In the event of any capital reorganization or any reclassification of the capital stock of the Company or in case of the consolidation or merger of the Company with another corporation (other than a consolidation or merger in which the outstanding shares of the Company's Common Stock are not converted into or exchanged for other rights or interests), or in the case of any sale, transfer or other disposition to another corporation of all or substantially all the properties and assets of the Company, the Holder of the Warrant shall thereafter be entitled to purchase (and it shall be a condition to the consummation of any such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition that appropriate provisions shall be made so that such Holder shall thereafter be entitled to purchase) the kind and amount of shares of stock and other securities and property (including cash) which the Holder would have been entitled to receive had such Warrant been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition; and in any such case appropriate adjustments shall be made in the application of the provisions of this Article 6 with respect to rights and interest thereafter of the Holder of the Warrant to the end that the provisions of this
Article 6 shall thereafter be applicable, as near as reasonably may be, in relation to any shares or other property thereafter purchasable upon the exercise of the Warrant. The provisions of this Section 6.1(b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

          (c) Whenever the number of Warrant Shares purchasable upon the exercise of the Warrant is adjusted, as provided in this Section 6.1, the Purchase Price with respect to the Warrant Shares shall be adjusted by multiplying such Purchase Price immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Warrant Shares purchasable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the number of Warrant Shares so purchasable immediately thereafter.

          6.2 Whenever the number of Warrant Shares purchasable upon the exercise of the Warrant or the Purchase Price of such Warrant Shares is adjusted, as herein provided, the Company shall mail to the Holder, at the address of the Holder shown on the books of the Company, a notice of such adjustment or adjustments, prepared and signed by the Chief Financial Officer or Secretary of the Company, which sets forth the number of Warrant Shares purchasable upon the exercise of the Warrant and the Purchase Price of such Warrant Shares after such adjustment, a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

          6.3 In the event that at any time prior to the expiration of the Warrant and prior to its exercise:

          (a) the Company shall declare any distribution (other than a cash dividend or a dividend payable in securities of the Company with respect to the Common Stock); or

          (b) the Company shall offer for subscription to the holders of the Common Stock any additional shares of stock of any class or any other securities convertible into Common Stock or any rights to subscribe thereto; or

          (c) the Company shall declare any stock split, stock dividend, subdivision, combination, or similar distribution with respect to the Common Stock, regardless of the effect of any such event on the outstanding number of shares of Common Stock; or

          (d) the Company shall declare a dividend, other than a dividend payable in shares of the Company's own Common Stock; or

          (e) there shall be any capital change in the Company as set forth in Section 6.1(b); or

          (f) there shall be a voluntary or involuntary dissolution, liquidation, or winding up of the Company (other than in connection with a consolidation, merger, or sale of all or substantially all of its property, assets and business as an entity);

(each such event hereinafter being referred to as a "Notification Event"), the Company shall cause to be mailed to the Holder, not less than 20 days prior to the record date, if any, in connection with such Notification Event (provided, however, that if there is no record date, or if 20 days prior notice is impracticable, as soon as practicable) written notice specifying the nature of such event and the effective date of, or the date on which the books of the Company shall close or a record shall be taken with respect to, such event. Such notice shall also set forth facts indicating the effect of such action (to the extent such effect may be known at the date of such notice) on the Purchase Price and the kind and amount of the shares of stock or other securities or property deliverable upon exercise of the Warrant.

          7.  Conversion Rights

          7.1 In lieu of exercise of any portion of the Warrant as provided in Section 2.1 hereof, the Warrant represented by this Warrant Certificate (or any portion thereof) may, at the election of the Holder, be converted into the nearest whole number of shares of Common Stock equal to: (1) the product of

(a) the number of Warrant Shares to be so converted and (b) the excess, if any, of (i) the Market Price per share with respect to the date of conversion over (ii) the purchase price per Warrant Share in effect on the business day next preceding the date of conversion, divided by (2) the Market Price per share with respect to the date of conversion.

          7.2 The conversion rights provided under this Section 7 may be exercised in whole or in part and at any time and from time to time while any portion of the Warrant remains outstanding. In order to exercise the conversion privilege, the Holder shall surrender to the Company, at its offices, this Warrant Certificate accompanied by a duly completed Notice of Conversion in the form attached hereto as Exhibit B. The Warrant (or so much thereof as shall have been surrendered for conversion) shall be deemed to have been converted immediately prior to the close of business on the day of surrender of such Warrant Certificate for conversion in accordance with the foregoing provisions. As promptly as practicable on or after the conversion date, the Company shall issue and shall deliver to the Holder (i) a certificate or certificates representing the number of shares of Common Stock to which the Holder shall be entitled as a result of the conversion, and (ii) if the Warrant Certificate is being converted in part only, a new certificate of like tenor and date for the balance of the unconverted portion of the Warrant Certificate.

          7.3 "Market Price", as used with reference to any share of stock on any specified date, shall mean:

     (i) if such stock is listed and registered on any national securities exchange or traded on The Nasdaq Stock Market ("Nasdaq"), (A) the last reported sale price on such exchange or Nasdaq of such stock on the business day immediately preceding the specified date, or (B) if there shall have been no such reported sale price of such stock on the business day immediately preceding the specified date, the average of the last reported sale price on such exchange or on Nasdaq on (x) the day next preceding the specified date for which there was a reported sale price and (y) the day next succeeding the specified date for which there was a reported sale price; or

     (ii) if such stock is not at the time listed on any such exchange or traded on Nasdaq but is traded on the over-the-counter market as reported by the National Quotation Bureau or other comparable service, (A) the average of the closing bid and asked prices for such stock on the business day immediately preceding the specified date, or (B) if there shall have been no such reported bid and asked prices for such stock on the business day immediately preceding the specified date, the average of the last bid and asked prices on (x) the day next preceding the specified date for which such information is available and (y) the day next succeeding the specified date for which such information is available; or

     (iii) if clauses (i) and (ii) above are not applicable, the fair value per share of such stock as determined in good faith and on a reasonable basis by the Board of Directors of the Company and, if requested, set forth in a certificate delivered to the holder of this Warrant upon the conversion hereof.

          8.  Voluntary Adjustment by the Company

          The Company may, at its option, at any time during the term of the Warrant, reduce the then current Purchase Price to any amount deemed appropriate by the Board of Directors of the Company and/or extend the date of the expiration of the Warrant.

          9.  Registration Rights

          The Company has agreed with the Holder that the Company will register for resale the Warrant Shares at the time the Company next files a registration statement with the United States Securities and Exchange Commission to register any of its securities.

          Notwithstanding the foregoing, the Holder agrees that any certificate representing Warrant Shares will have a restrictive legend thereon stating that the Warrant Shares cannot be transferred except in compliance with the Securities Act of 1933, as amended, and any applicable state securities laws.

          10.  Governing Law

          This Warrant Certificate shall be governed by and construed in accordance with the laws of the State of New York.

          IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed by its officers thereunto duly authorized and its corporate seal to be affixed hereon, as of this 4th day of June, 1998.


                              CHAPARRAL RESOURCES, INC.



                              By:
                              --------------------------------
                              Name:
                              Title:

[SEAL]



Attest:


--------------------------
Name:
Title:


123454

                                                                 EXHIBIT A


                               NOTICE OF EXERCISE


          The undersigned hereby irrevocably elects to exercise, pursuant to
Section 2 of the Warrant Certificate accompanying this Notice of Exercise, _______ Warrants of the total number of Warrants owned by the undersigned pursuant to the accompanying Warrant Certificate, and herewith makes payment of the Purchase Price of such shares in full.




                              ----------------------------------
                              Name of Holder


                              ----------------------------------
                              Signature

                              Address:

                              ----------------------------------

                              ----------------------------------

                              ----------------------------------


123454

                                                       EXHIBIT B


                              NOTICE OF CONVERSION


The undersigned hereby irrevocably elects to convert, pursuant to Section 7 of the Warrant Certificate accompanying this Notice of Conversion, _______ Warrants of the total number of Warrants owned by the undersigned pursuant to the accompanying Warrant Certificate into shares of the Common Stock of the Company (the "Shares").

The number of Shares to be received by the undersigned shall be calculated in accordance with the provisions of Section 7.1 of the accompanying Warrant Certificate.



                              -------------------------------
                              Name of Holder


                              -------------------------------
                              Signature

                              Address:

                              --------------------------------


                              --------------------------------


                              --------------------------------

123454

                         SUBORDINATED LOAN AGREEMENT

          THIS SUBORDINATED LOAN AGREEMENT (this "Agreement") dated as of June 4, 1998 between Chaparral Resources, Inc., a Colorado corporation, (the "Borrower") and Allen & Company Incorporated, a corporation organized and existing under the laws of the State of New York (hereinafter, "Allen" and, collectively with its successors and assigns, the "Lenders").

                           Preliminary Statement

          The Borrower has retained Allen as its financial advisor and placement agent in connection with one or more equity financings. Pending completion of such financings, the Borrower has requested that the Lenders provide the Borrower with loans in the aggregate amount of One Million Dollars ($1,000,000) for use as described herein, and the Lenders are willing to lend up to such amount to the Borrower as a loan, subject to, and on the terms and conditions of, this Agreement in exchange for the Company's Subordinated Promissory Notes and Warrants of even date therewith to be issued to the Lenders. The relationship between the parties hereto is that of debtor and creditors, and not of fiduciaries.

          NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
                                  Article 1.
                              Subordinated Loan

     1.1 Subordinated Loan.

          (a) Subject to the terms and conditions contained in this Agreement, the Lenders shall make a subordinated loan (the "Loan"), to be funded concurrently with the execution of this Agreement, in the aggregate principal amount of One Million Dollars ($1,000,000). The Loan shall be evidenced by a Promissory Note in the form of Exhibit 1.1 hereto. Each Lender shall lend to Borrower, and Borrower shall be responsible to repay such Lender for, the principal amount set forth in Exhibit 1.1(a) hereto. Such Promissory Notes shall be of even date herewith and shall be payable to the order of the Lenders in full in one installment in an amount equal to all outstanding principal and interest accrued thereon, on the earlier of (a) six months from the date of funding of the Loan, or (b) the date on which the Borrower receives equity investments (whether or not from or through any Lender) in an aggregate amount of at least $10 million.

          (b) Concurrent with the execution of this Agreement and the Promissory Note and in connection with the making of the Loan hereunder, the Lenders shall deliver to the Borrower by wire transfer, or such other method as the Lenders and the Borrower deem appropriate, an amount equal to $1,000,000.

     1.2 Interest. The Loan shall bear interest from the date of funding at a per annum rate equal to seven percent (7%). Interest shall be payable at maturity as specified in Section 1.1(a) and shall be calculated based upon a 360 day year and actual days elapsed. Any amount not paid when due shall bear interest until repaid at twelve percent (12%) per annum, unless the failure to make such repayment is due to the failure of the Borrower to receive the amount of equity investment specified in 1.1(a) above.

     1.3 Prepayment. The Borrower may prepay the Loan in full or in part at any time without penalty, with accrued interest on the principal being prepaid to the date of such prepayment.

     1.4 Repayment in Stock. Each Lender may elect to have any payment of principal or interest made to it under the loan payable either (i) in cash or
(ii) in the form of the Common Stock, par value $.10 per share (the "Common Stock"), of the Company, valued at the current Market Price of the Common Stock. "Market Price," as used with reference to any share of stock on any specified date, shall mean:

     (i) if such stock is listed and registered on any national securities exchange or traded on The Nasdaq Stock Market ("Nasdaq"), (A) the last reported sale price on such exchange or Nasdaq of such stock on the business day immediately preceding the date of conversion, or (B) if there shall have been no such reported sale price of such stock on the business day immediately preceding the date of conversion, the average of the last reported sale price on such exchange or on Nasdaq on (x) the day next preceding the date of conversion for which there was a reported sale price and (y) the day next succeeding the date of conversion for which there was a reported sale price; or

     (ii) if such stock is not at the time listed on any such exchange or traded on Nasdaq but is traded on the over-the-counter market as reported by the National Quotation Bureau or other comparable service, (A) the average of the closing bid and asked prices for such stock on the business day immediately preceding the date of conversion, or (B) if there shall have been no such reported bid and asked prices for such stock on the business day immediately preceding the date of conversion, the average of the last bid and asked prices on (x) the day next preceding the date of conversion for which such information is available and (y) the day next succeeding the date of conversion for which such information is available; or

     (iii) if clauses (i) and (ii) above are not applicable, the fair value per share of such stock as determined in good faith and on a reasonable basis by the board of directors of the Borrower and the Lender requesting such payment in stock.

                              Article 2
               Representations, Warranties and Covenants

          To induce the Lenders to make available to the Borrower the Loan hereunder, the Borrower hereby make the representations, warranties, and covenants included in this Article 2.

     2.1 Payment and Performance of Obligations. The Borrower shall pay the Loan when due and shall promptly, punctually, and faithfully perform each and all of its obligations hereunder.

     2.2 Due Organization and Corporate Authorization. The Borrower is duly organized, validly existing as a corporation in good standing in the state Colorado and is, and shall hereafter remain, duly qualified and in good standing in every state in which, by reason of the nature or location of the Borrower's assets or operation of the Borrower's business, such qualification may be necessary and where the failure to so qualify would have a material adverse affect on (i) the financial condition of the Borrower, and/or (ii) the Borrower's ability to conduct its business. The execution and delivery of this Agreement and of any other documents, instruments, and agreements executed in connection herewith constitute representations by the individual signing this Agreement and said instruments and by the Borrower that such execution and delivery have received all such corporate authorization as may be necessary to permit such execution and delivery to, and that they do, bind the Borrower, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization or other similar laws and legal and equitable principles limiting or affecting the rights of creditors generally and/or (ii) general principles of equity, regardless of whether considered in a proceeding in equity or at law.

     2.3 No Conflicting Agreements. There is no provision in the Articles of Incorporation or By-laws or other organizational documents of the Borrower, or in any document by which the Borrower may be bound which prohibits or adversely affects the execution and delivery of this Agreement, or of any other instrument or agreement which prohibits or adversely affects the Borrower's carrying out of the terms hereof.

     2.4 Statutory Compliance. The Borrower is in compliance with, and shall hereafter comply with and use its assets in compliance with, all statutes, regulations and orders of every federal, state, municipal, and other governmental authority which has or claims jurisdiction over the Borrower, any of the Borrower's assets, or any person in any capacity for which the Borrower would be responsible for the conduct of such person, which if the Borrower is not so in compliance would have a material adverse effect upon the Borrower's financial condition or its ability to conduct its business as such business is presently conducted.

     2.5 Pay Taxes. The Borrower has, and hereafter shall pay, as they become due and payable, all taxes and unemployment contributions and other valid charges of any kind or nature levied, assessed or claimed against the Borrower by any person or entity whose claim could result in a lien upon the assets of the Borrower or by any governmental authority, properly exercise any trust responsibilities imposed upon the Borrower by reason of withholding from employees' pay and timely file all tax and other returns and other reports with each governmental authority to whom the Borrower is obligated so to file. Nothing contained herein shall prevent Borrower from challenging any tax or charge which it in good faith believes to be improper or erroneous.

     2.6 Litigation. Except as set forth on Exhibit 2.6, there is not presently pending or, to the Borrower's best knowledge and belief after due inquiry, threatened by or against the Borrower any suit, action, proceeding or investigation which, if determined adversely to the Borrower, would have a material adverse effect upon the Borrower's financial condition or ability to conduct its business as such business is presently conducted.
     2.7 Dividends or Investments. Until all amounts under the Loan shall have been paid in full, the Borrower shall not:

          (a) pay any dividend, other than a common stock dividend of the Borrower's own capital stock;

          (b) redeem, retire, purchase, or acquire any of the Borrower's capital stock;

          (c) invest in or purchase any stock or securities or rights to purchase any such stock or securities, of any corporation or other entity;

          (d) merge or consolidate or be merged or consolidated with or into any other corporation or other entity; or

          (e) except as expressly approved by the Lenders, make any change in the capital structure of the Borrower, whether by issuance of securities or otherwise.

     2.8 Corporate Loans; Capitalization. The Borrower shall not make any loans or advances to any individual, firm, corporation, or other entity including, without limitation, any affiliate, officer, employee, director, shareholder, or salesperson of the Borrower.

     2.9 Line of Business. The Borrower shall not engage in any business other than the business in which it is currently engaged, or a business reasonably allied thereto.

     2.10 Adequacy of Disclosure. (a) Except as otherwise disclosed in writing to the Lenders, all financial statements furnished to the Lenders by the Borrower have been prepared in accordance with generally accepted accounting principles (except that interim financial statements exclude statements of cash flows and notes to financial statements) consistently applied and fairly present the condition of the Borrower at the date(s) thereof. There has been no change in the financial condition of the Borrower since the date(s) of such financial statements, other than changes in the ordinary course of business, which changes have not been materially adverse, either singularly or in the aggregate other than those previously disclosed to the Lenders.

          (b) The Borrower does not have any material contingent liabilities pursuant to the execution of guaranties or otherwise not noted in the Borrower's financial statements furnished to the Lenders.

          (c) No document, instrument, agreement, or paper given to the Lenders by or on behalf of the Borrower in connection with its execution of this Agreement, when taken together, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein not misleading. There is no fact which has a material adverse effect on the financial condition of the Borrower which has not been disclosed in writing to the Lenders.

     2.11 Use of Proceeds. The Borrower confirms and warrants that all proceeds of the Loan shall be used by it in the operating of its business.

     2.12 Senior Indebtedness.  Except for the indebtedness listed in Exhibit
2.12 hereto (collectively, "Senior Indebtedness"), there is no indebtedness of the Borrower currently outstanding which would be senior to, or pari passu with, the obligation of the Borrower to repay the Lenders any and all amounts owed hereunder. The Borrower further covenants that for so long as any amounts are due hereunder, no indebtedness (other than ordinary course equipment financing) shall be incurred by the Borrower which would be senior to, or pari passu with, that of the Lenders hereunder. The obligations of the Lenders to fund the Loan shall be conditional upon the Company receiving the prior written consent to the Loan of each holder of Senior Indebtedness that may have rights thereunder to require such consent.

     2.13 Other Covenants. The Borrower shall not indirectly do or cause to be done any act which, if done directly by the Borrower, would breach any covenant contained in this Agreement.

                                   Article 3.
                              Concurrent Conditions

     3.1 Concurrent with the making of the Loan hereunder, there shall be delivered to the Lenders:

          (i)  this Agreement, duly executed and delivered by the Borrower;

          (ii) the Promissory Note in the amount of the Loan duly executed and delivered by the Borrower;

          (iii) a favorable opinion of counsel for the Borrower addressed to the Lenders and dated the date of the making of the Loan hereunder, in the form attached as Exhibit 3.1(iii) hereof; and

          (iv) a certificate of an authorized officer or representative of the Borrower in the form and substance acceptable to the Lenders.

                                   Article 4.
                                    Default

          Upon the occurrence of any one or more of the following events (herein, "Events of Default"), the Loan and any and all other amounts due to the Lenders hereunder shall become immediately due and payable, at the option of the Lenders and without notice or demand.

     4.1 Failure to Pay Loan. The failure by the Borrower to pay any amount when due in connection with the Loan made hereunder or the failure by the Borrower to pay when due any other amount due to the Lenders under this Agreement.

     4.2 Business Failure. Any act by, against, or relating to the Borrower, or its property or assets, which act constitutes the application for, consent to, or sufferance of the appointment of a receiver, trustee or other person, pursuant to court action or otherwise, over all, or any part of the Borrower's property; the occurrence of any voluntary or involuntary liquidation or extension of debt agreement for the Borrower; the entry of an order for relief or similar order with respect to the Borrower in any proceeding pursuant to any federal bankruptcy law; the filing of any complaint, application, or petition by or against the Borrower initiating any matter in which the Borrower is or may be granted any relief from the debts of the Borrower pursuant to any federal or state bankruptcy or insolvency statute or procedure; or the initiation of any other judicial or non-judicial proceeding or agreement by, against or including the Borrower which seeks or intends to accomplish a reorganization or arrangement with creditors.

     4.3 Change in Ownership. Any change in the identity, authority, or responsibilities of any person having management and policy authority with respect to the Borrower and/or any direct or indirect change (including any change in beneficial ownership) of more than 20% in the ownership of the issued and outstanding capital stock of the Borrower on the date of the execution of this Agreement.

                                   Article 5.
                                 Subordination

     5.1 Each of the Borrower hereby warrants and agrees with the Lenders that all obligations and indebtedness of the Borrower of every kind and description, whether now or hereafter existing, (the "Subordinated Debt") shall, for so long as any amounts are due hereunder, be subordinated to the indebtedness of the Borrower due to the Lenders hereunder in such manner that no payment or security shall be paid by the Borrower for or on account of the Subordinated Debt, other than trade claims and equipment loans and leases payable in the ordinary course, until the indebtedness owed to the Lenders hereunder has been paid in full and the Loan has been terminated or until the Borrower have obtained the specific written consent of the Lenders.

                                   Article 6.
                                    General

     6.1 Set-Off. Any and all deposits or other sums at any time due to the Borrower at any time in the possession of any of the Lenders or any of its affiliates, whether held on behalf of the Borrower or otherwise, or in the possession of any third party acting on any of the Lender's behalf (regardless of the reason the such Lender may have received the same), including, but not limited to, any and all amounts held, on behalf of the Borrower by any of the Lenders, shall at all times constitute security for any and all amounts due hereunder and may be applied or set-off by the Lenders against any and all such amounts at any time, whether or not any or all such amounts are then due or whether alternative sources of payment are available to the Lenders.

     6.2 Notices. All notices and other correspondence to the Borrower by the Lenders in connection with this Agreement shall be deemed effective upon mailing to the Borrower's address provided to the Lenders, which address may be changed on seven (7) days written notice given to the Lenders by the Borrower. All notices and other correspondence to the Lenders by the Borrower in connection with this Agreement shall be deemed effective upon receipt by the Lenders at the Lender's principal offices, or elsewhere as the Lenders may specify from time to time, and shall be sent by certified mail, return receipt requested.

     6.3 Severability. Any determination that any provision of this Agreement or any application thereof is invalid, illegal or unenforceable in any respect in any instance shall not affect the validity, legality or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provision of this Agreement.

     6.4 Amendments. No modification, amendment or waiver of any provision of this Agreement or of any provision of any other agreement between the Borrower and the Lenders is effective unless executed in writing by the party to be charged with such modification, amendment and waiver, and if such party be the Lenders, then by a duly authorized officer thereof. No failure by the Lenders to give notice to the Borrower of the Borrower's having failed to observe and comply with any warranty or covenant included herein shall constitute a waiver of such warranty or covenant or the amendment of the within Agreement. Notwithstanding any other provision of this Agreement, however, Allen may assign any portion of the Loan to one or more additional lenders, each of which shall, upon execution of an agreement assuming the rights and obligations set forth herein, shall be deemed a Lender pursuant to this Agreement.

     6.5 Costs and Expenses of this Agreement. The Borrower shall pay all expenses (including reasonable fees and expenses to counsel to the Lenders) incurred by the Lenders in connection with the preparation, negotiation and consummation of the agreements contemplated by the Loan, up to an aggregate amount of $15,000.

     6.6 Governing Law. This Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, shall be governed by the laws of the State of New York. The Borrower submits itself to the jurisdiction of the Courts of the State of New York for all purposes with respect to this Agreement and the Borrower's relationship with the Lenders.

     6.7 Indemnification. Except for claims brought or threatened against the Lenders by shareholders of the Lenders, the Borrower shall indemnify, defend, and hold the Lenders harmless of and from any claim brought or threatened against the Lenders by the Borrower, or any other person (as well as from attorneys' reasonable fees and expenses in connection therewith) on account of Lenders' loan relationship with the Borrower (each of which may be defended, compromised, settled or pursued by the Lenders with counsel of Lenders' selection, but at the expense of the Borrower). The within indemnification shall survive payment of the Loan and/or any termination, release or discharge executed by the Lenders in favor of the Borrower.

     6.8 Counterparts. This Agreement may be executed by the parties hereto in several counterparts and by different parties in separate counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same Agreement.

     6.9 Cooperation. The Borrower agrees to use its best efforts to co-operate with the Lenders to take such steps as are reasonably necessary to give effect to the transactions contemplated hereby, including without limitation, promptly duly executing and delivering such financing statements as may be necessary to perfect the security interests contemplated hereby.

          IN WITNESS WHEREOF, the parties have caused to be executed this Agreement as of the date first shown above and agrees to be bound by this Agreement.



                              CHAPARRAL RESOURCES, INC.


                              By:
                              -------------------------------
                              Name:
                              Title:


                              ALLEN & COMPANY INCORPORATED


                              By:
                              ---------------------------------
                              Name:
                              Title:



                              ---------------------------------
                              Howard Karren


123454

                         SUBORDINATED PROMISSORY NOTE

$1,000,000                                                  New York, New York
                                                            June 4, 1998

          FOR VALUE RECEIVED, Chaparral Resources, Inc., a Colorado corporation (the "Borrower"), hereby promises to pay to the order of Allen & Company Incorporated and its successors or assigns (collectively, the "Lenders"), in lawful money of the United States of America in freely transferable U.S. Dollars in immediately available funds, for the account of the Lenders as the Lenders may direct, in writing, the principal sum of One Million Dollars ($1,000,000), with interest calculated thereon from the date hereof until maturity at a rate equal to seven percent (7%) per annum (except as otherwise provided the Loan Agreement described below), payable in one installment on the earlier of (a) the Fourth (4th) of December, 1998 or (b) the date on which the Borrower receives equity investments (whether or not from or through any Lender) in an aggregate amount of at least $10 million. Interest shall be calculated on the basis of a 360 day year.

          This Promissory Note is the Promissory Note referred to in the Loan Agreement of even date herewith by and among the Borrower and the Lenders (the "Loan Agreement"), and the holders hereof are entitled to the benefits thereof. In the event of the occurrence of an Event of Default under the Loan Agreement, the holders hereof may, at their option, without notice or demand, declare this Promissory Note immediately due and payable. After the maturity of this Promissory Note, whether by acceleration or otherwise, it shall bear interest as provided in the Loan Agreement.

          If default be made in the payment of any of the indebtedness evidenced hereby and this Promissory Note be placed with attorneys for collection, the parties hereto agree to pay, in addition to all unpaid principal and interest, all costs of collection hereof, including reasonable attorney's fees. The word "parties" or "any party hereto" shall include makers, endorsers, sureties, guarantors and assignors.

          The Borrower hereby waives demand, presentment for payment, protest and notice of protest and of non-payment.

          This Promissory Note is subject to voluntary prepayment in part or in full, without premium or penalty. At the election of the holders hereof, this Promissory Note may be paid by the issuance of Common Stock of the Borrower as provided in the Loan Agreement.

          In the event any one or more of the provisions of this Promissory Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Promissory Note operate or would prospectively operate to invalidate this Promissory Note, then and in either of those events, such provision or provisions only shall be deemed null and void and shall not effect any other provision of this Promissory Note and the remaining provisions of this Promissory Note shall remain operative and in full force and effect and shall in no way be affected, prejudiced or disturbed thereby.

          All rights, benefits and privileges arising hereunder shall be governed and construed according to the laws of the State of New York applicable to the agreement made and fully performed thereon. Any legal action or proceeding arising out of or relating to this Promissory Note may be instituted in the courts of the State of New York, and the Borrower hereby irrevocably submits to the jurisdiction of such court. In any such action or proceeding, the foregoing shall not limit the Lenders' right to bring any legal action or proceeding in any other appropriate jurisdiction.

          The Borrower hereby consents to service of process by certified or registered mail at Borrower's address as set forth below.

          THE BORROWER HEREBY WAIVES TRIAL BY JURY.

          IN WITNESS WHEREOF, the Borrower has caused to be executed this Promissory Note as of the date first shown above and agrees to be bound hereby.



CHAPARRAL RESOURCES, INC.                         Address for Notices:
                                                  2211 Norfolk
                                                  Suite 1150
                                                  Houston, Texas 77098

By:
    ----------------------------------
    Name:
    Title:


123454

                                                            EXHIBIT 1.1(A)

                                   Lenders


Name/Address                                                Principal Amount

Allen & Company Incorporated                                  $1,000,000
711 Fifth Avenue
New York, New York  10022


TOTAL:                                                        $1,000,000

                                                                 EXHIBIT 2.6

                                  Litigation


     On November 14, 1997, Heartland, Inc. of Wichita and Collins & Mcllhenny, Inc. ("Plaintiffs") filed a lawsuit against Chaparral Resources, Inc. ("Chaparral"), Howard Karren, the CEO of Chaparral, Whittier Trust Company and James A. Jeffs in the District Court of Harris County, Texas. The Plaintiffs claim that Chaparral and Mr. Karren breached an alleged agreement with them whereby Plaintiffs were to raise capital for Chaparral through a private placement of Chaparral's securities, and that Chaparral and Mr. Karren made false representations in connection with the alleged contract and that Whittier Trust Company and James A. Jeffs interfered with Chaparral's performance of the alleged contract.

     Plaintiffs' motion for summary judgment was denied by the court and the lawsuit is proceeding through the discovery phase.

                                                                 EXHIBIT 2.12

                              Senior Indebtedness

     Challenger Oil Service, PLC ("Challenger") has entered into a drilling contract dated April 7, 1998 ("Drilling Contract") with Karakuduk Munay, Inc. ("KKM"), a joint stock company organized under the laws of the Republic of Kazakstan whereby Challenger will drill certain wells for KKM in the Karakuduk Oil Field in Kazakstan ("Karakuduk"). Chaparral Resources Inc. ("CRI") has a fifty percent (50%) interest in KKM through its wholly owned subsidiary, Central Asian Petroleum (Guernsey) Limited, in order to assist Challenger in arranging financing from a commercial bank (the "Bank Loan") in order to enable it to winterize the drilling rig and to provide an inventory of tools and spare parts.

     In the event of a default by Challenger or by KKM in the payment of the day rates under the Drilling Contract, CRI agreed to be liable for and to reimburse Whittier Trust Company ("Whittier") for any amounts Whittier is required to pay under a Letter of Credit that it has agreed to issue to the commercial bank as a credit enhancement for the Bank Loan. Challenger has also granted Whittier a security interest in the drilling rig as additional collateral for the Letter of Credit.

                                                            EXHIBIT 3.1(iii)
                               Form of Opinion of
                               Borrower's Counsel

          (a) The Borrower is duly organized, validly existing and in good standing under the laws of the State of Colorado and has the requisite corporate power and corporate authority to own, lease and operate its properties and to carry on its business.

          (b) The Borrower is duly qualified and in good standing in every state in which, by reason of the nature or location of its assets or operation of its business, such qualification may be necessary and where the failure to so qualify would have a material adverse affect on (i) the financial condition of the Borrower, and/or (ii) the Borrower's ability to conduct its business.

          (c) The Borrower has the requisite corporate power and corporate authority to execute and deliver, and to perform its obligations under the Loan Agreement dated June ____, 1998 by and among the Borrower and the Lenders (the "Agreement") and all agreements, documents or instruments executed in connection therewith (collectively, the "Documents"). The execution and delivery of the Documents and the performance by the Borrower of its obligations thereunder, has been duly authorized by all necessary corporate action of the Borrower, and the Documents have been duly executed and delivered by an authorized officer of the Borrower and constitute the valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with their terms, except to the extent that enforceability of the Borrower' obligations under the Documents is subject to and affected by applicable bankruptcy, insolvency, reorganization, arrangement or other laws affecting the enforcement of creditors' rights and general principles of equity (whether enforcement is considered in a proceeding in equity or at law).

          (d) The execution, delivery, performance and compliance by the Borrower with the terms of the Documents do not violate (i) to the best knowledge of counsel after due inquiry, any provision of any judgment, writ, decree or order binding upon the Borrower, the violation of which would have a material adverse effect on the Borrower, or (ii) any provision of the Borrower's Articles of Incorporation or By-Laws. The execution, delivery, performance and compliance by the Borrower with the terms of the Agreement do not conflict with or constitute a default under the provisions of any material agreement, document or instrument to which the Borrower is a party or by which it is bound and the violation of which would have a material adverse effect on the Borrower.

          (e) Except as set forth in Section 2.6, no action, proceeding or investigation is pending or, to the best of knowledge of counsel after due inquiry, threatened against the Borrower which questions the validity of the Agreement, or which might result, either individually or in the aggregate, in any material adverse change in the assets, condition, affairs or prospects of the Borrower.

          (f) To the best knowledge of counsel after due inquiry, the Borrower is not in violation of any provisions of its Articles of Incorporation or Bylaws.